FORM 11-K


                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 2054



                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934





For the fiscal year ended December 31, 1993


Commission file no. 1-924





                          A.  Full title of the plan:



                             VICKERS, INCORPORATED
                  RETIREMENT SAVINGS AND PROFIT SHARING PLAN




                B.  Name of issuer of the securities
                    held pursuant to the plan and the
                    address of its principal executive office:



                              TRINOVA CORPORATION
                                 3000 Strayer
                            Maumee, Ohio 43537-0050





             This document, including exhibits, contains 30 pages.
                     The cover page is located on page 1.
                   The Exhibit Index is located on page 29.

                              REQUIRED INFORMATION



     The following financial statements are furnished for the Vickers, Incorporated Retirement Savings and Profit Sharing Plan:

                                                                   Page

     Report of Independent Auditors                                  3
     Statements of Net Assets Available for
      Plan Benefits                                                  4
     Statements of Changes in Net Assets Available
      for Plan Benefits                                              5
     Notes to Financial Statements                                   6


Exhibit

     The following exhibit is filed herewith:

     Exhibit
     Number

       (1)       Consent of Independent Auditors





                                   SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  VICKERS, INCORPORATED
                                  RETIREMENT SAVINGS AND PROFIT SHARING PLAN



                                  By:  /S/ WILLIAM R. AMMANN
                                       William R. Ammann
                                       Vice President - Administration
                                        and Treasurer
June 28, 1994                          TRINOVA Corporation

REPORT OF INDEPENDENT AUDITORS



Administrative Committee
Vickers, Incorporated
 Retirement Savings and Profit Sharing Plan




We have audited the accompanying statements of net assets available for plan benefits of the Vickers, Incorporated Retirement Savings and Profit Sharing Plan as of December 31, 1993 and 1992 and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1993 and 1992, and the changes in its net assets available for plan benefits for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.







                                       /S/ ERNST & YOUNG


Toledo, Ohio
June 17, 1994

             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             VICKERS, INCORPORATED
                  RETIREMENT SAVINGS AND PROFIT SHARING PLAN




                                                         December 31
                                                1993               1992

ASSETS
  Contributions receivable from employer       $  1,394,488    $ 1,665,022
  Contributions receivable from employees           449,286        212,732
  Loans receivable from plan participants         3,546,542      3,399,238
  Value of interest in Master Trust - Note 6
    Fixed Income Fund                            85,191,714     79,483,346
    Vanguard Mutual Funds                        22,461,451     14,915,595
    Multi-Asset Fund                             17,107,184     13,833,693
    TRINOVA Stock Fund                            4,221,572      3,025,276
    Government Securities Fund                    2,211,603      1,506,746
                                                131,193,524    112,764,656

        TOTAL ASSETS                            136,583,840    118,041,648

LIABILITY
  Accrued benefit payments to participants                         680,775


        NET ASSETS AVAILABLE FOR
         PLAN BENEFITS                         $136,583,840    $17,360,873
                                                ===========    ===========


See accompanying notes


                       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                            VICKERS INCORPORATED
                                 RETIREMENT SAVINGS AND PROFIT SHARING PLAN


                                                                   December 31
                                                 1993                  1992                 1991

ADDITIONS
  Contributions by employees                $10,027,404            $9,917,070           $8,653,175
  Contributions by employer                   5,632,876             6,225,862            5,673,567
  Net investment income
    Interest earned                           6,391,666             6,249,117            6,641,566
    Dividends received                          985,426               597,278              185,415
    Realized gains on sales
     of investments                             742,448               549,530            2,459,435
    Other - principally unrealized
     gains on investments                     4,094,553             1,139,518              546,905
                                             12,214,093             8,535,443            9,833,321

                                             27,874,373            24,678,375           24,160,063

DEDUCTIONS
  Benefits paid to participants               8,296,769             8,353,515           10,477,799
  Investment management fees                    123,401                90,358              117,775
  Other - principally net transfers
   to (from) affiliated benefit plans           231,236               124,726             (152,859)
                                              8,651,406             8,568,599            10,442,715

       NET ADDITIONS                         19,222,967            16,109,776            13,717,348

Net assets available for plan benefits
  at beginning of year                      117,360,873           101,251,097            87,533,749


      NET ASSETS AVAILABLE FOR PLAN
       BENEFITS AT END OF YEAR              $136,583,840         $117,360,873          $101,251,097
                                            ===========           ===========           ===========


See accompanying notes

                                                     -5-

                         NOTES TO FINANCIAL STATEMENT
                             VICKERS, INCORPORATED
                  RETIREMENT SAVINGS AND PROFIT SHARING PLAN

                               DECEMBER 31, 1993


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

      The accounting records of the Vickers, Incorporated Retirement Savings and Profit Sharing Plan (the Plan) are maintained on the accrual basis.

Investment Valuation and Income Recognition

      Marketable securities are stated at aggregate fair value and are valued at the last sales price of the valuation period quoted by a national securities exchange. The guaranteed investment contracts are stated at contract value which approximates fair value. The difference between fair value and the cost of investments is reflected in the statement of changes in net assets available for plan benefits as unrealized gains (losses) on investments.

      Realized gains or losses on the sales of investments represent the differences between the proceeds received upon sale and the cost of investments sold, determined on an average cost basis.

      Investment management fees are paid by the Plan, while all other administrative expenses of the Plan are currently borne by the Plan's sponsor, Vickers, Incorporated (Vickers), a wholly-owned subsidiary of TRINOVA Corporation, (TRINOVA).

Payment of Benefits

      Effective January 1, 1993 the Plan changed its method of accounting for benefits of employees who have withdrawn from participation in the Plan but have not yet been paid. This change was made to conform with new guidance in the American Institute of Certified Public Accountants Audit and Accounting Guide "Audits of Employee Benefit Plans." The cumulative effect of this change as of January 1, 1993 and the effect of the change on the 1993 financial statements was not material.

NOTE 2 - DESCRIPTION OF PLAN

      The Plan is a defined contribution plan. Eligible participants generally include all employees of Vickers. However, bargaining unit employees are excluded unless the collective bargaining agreement specifically authorizes their participation. Co-op student employees, temporary employees, leased employees and employees classified as interns are also excluded from the Plan.

      Participants may contribute to the Plan on a pre-tax basis by salary reduction up to 15 percent of their annual compensation (in increments of 1 percent). Vickers will match participant pre-tax contributions dollar for dollar up to the first 3 percent, and 50 percent of the next 2 percent, of each participant's annual compensation. Participants may also contribute up to 10 percent of their annual compensation to the Plan on an after-tax basis, provided that pre-tax contributions have met the limit allowable under IRS regulations. Vickers also makes an annual profit-sharing contribution to the Plan based upon the return on net assets achieved by Vickers. All eligible participants receive a minimum profit-sharing allocation of 1 percent of annual compensation up to the Social Security wage base and 1.5 percent of annual compensation in excess of the Social Security wage base regardless of their level of elective deferrals. The total amount contributed on behalf of each eligible participant is subject to calendar-year limits of the Internal Revenue Code, which are indexed and adjusted for changes in the cost of living.

      Participants have an immediate and fully-vested interest in the portion of the Plan accounts represented by their pre-tax and voluntary after-tax contributions to the Plan, including any earnings on these amounts. Vickers' profit-sharing allocations and matching contributions, as well as earnings thereon, vest after five years of service.

      If a participant has less than five years of service and employment ends for a reason other than retirement, disability or death, the participant forfeits the unvested portion of the account if he or she takes distribution of the vested portion of the account.If that participant resumes employment within the next five years following the date on which termination occurs, and repays to the Plan the full amount of the distribution, the participant's account will be restored to the amount on the date of distribution. Forfeited balances are used to reduce Vickers' future contributions.

      Each participant individually directs his or her contributions and Vickers' contributions, except for 25 percent of Vickers' profit-sharing contribution, into one or more of the following investment funds (in multiples of 10 percent). Twenty-five percent of each participant's profit-sharing allocation is automatically invested in the TRINOVA Stock Fund.

          (1) TRINOVA Stock Fund, selected by 3,292 and 3,396 participants at December 31, 1993 and 1992, respectively, is invested in TRINOVA common stock. Cash dividends paid on shares held by the Trust are used to purchase additional shares for participant accounts. Twenty-five percent of each participant's profit-sharing allocation is automatically invested in the TRINOVA Stock Fund until distribution to the participant or until the participant reaches age 55. After age 55, the participant has the option to redirect the investment of the 25 percent portion from the TRINOVA Stock Fund into any of the other available funds. Participants may elect to have additional amounts over Vickers' 25 percent profit-sharing contribution invested in the TRINOVA Stock Fund. TRINOVA common stock is acquired in open market purchases at fair market value.

          (2) Fixed Income Fund, selected by 3,401 and 3,614 participants at December 31, 1993 and 1992, respectively, is invested in insurance company investment contracts, bank investment contracts and their equivalent. These contracts have a specified interest rate for a period of one to five years. Approximately every three months, Vickers announces the interest rate which will be paid on all monies that are in the Fixed Income Fund. This interest rate is a single blended rate of the interest rates being paid on each of the contracts in force during that period. New contracts are negotiated with insurance companies or financial institutions rated AA+ by Standard and Poors or its equivalent and have a maximum average contract life of five years.

          (3) Multi-Asset Fund, selected by 1,571 and 1,596 participants at December 31, 1993 and 1992, respectively, is invested in nine major world capital classes, including stocks and bonds of U.S. and international companies, venture capital, real estate and cash equivalents. Brinson Partners, Inc. is the investment manager of the Multi-Asset Fund.

          (4) Government Securities Fund, selected by 530 and 509 participants at December 31, 1993 and 1992 respectively, is invested in fixed income securities issued or guaranteed by the U.S. Government, or its agents or instrumentalities. These securities include U.S. Treasury bills, notes and bonds. The Government Securities Fund seeks to provide a high level of current income, consistent with the preservation of capital. Ryan Labs., Inc. is the investment manager of the Government Securities Fund.

          (5) Vanguard Funds, selected by 1,626 participants at December 31, 1993 and 1992 respectively, is managed by The Vanguard Group of Investment Companies. There are four individual mutual funds in which participants may invest:

          (a) Vanguard Index Trust - 500 Portfolio Fund (Index Fund): Money in the Index Fund is invested in stocks of the companies which make up the Standard & Poor's 500 Composite Stock Price Index. The objective of the Index Fund is to match the performance of the Standard & Poor's 500 Index.

          (b) Vanguard/Windsor II Fund (Windsor II Fund): Money in the Windsor II Fund is invested in stocks which, in the opinion of the fund's investment manager, are undervalued in the marketplace. The stocks held in the Windsor II Fund tend to offer above-average dividend yields and will normally have below-average price-to earnings ratios and below-average price-to-book value ratios relative to the stock market in general.

          (c) Vanguard/Morgan Growth Fund (Morgan Growth Fund): Money in the Morgan Growth Fund is invested primarily in stocks of "established growth" companies. The companies will normally be medium and larger size companies with above-average growth in sales and earnings over extended periods.

          (d) Vanguard - International Growth Portfolio Fund (International Growth Fund): Money in the International Growth Fund is invested in non-U.S. stocks that have been selected for their growth potential. The International Growth Fund tends to be widely diversified both geographically and in terms of size of companies.

          Effective April 1, 1994, the Plan was merged into the TRINOVA Corporation Retirement Savings and Profit-Sharing Plan (formerly known as the TRINOVA Corporation Retirement Savings and Profit Sharing Plan for Corporate Employees). Hazlehurst and Associates was terminated as recordkeeper of the plan assets and The Vanguard Group was added as trustee and recordkeeper. Participants will be able to participate in three new investment funds; the Vanguard Star Fund, the Vanguard Fixed Income Securities-Long Term Corporate Portfolio, and the Vanguard Money Market Reserves - U.S. Treasury Portfolio. The Multi-Asset Fund and Government Securities Fund options were terminated March 31, 1994 and assets held under these options were transferred to the Vanguard Star and Vanguard Money Market Reserve-U.S. Treasury Portfolio Funds, respectively. Investment directions will be made in 1 percent increments.

          Participants of the Plan have general purpose and home loans available. The minimum loan permitted is $1,000. Under a general purpose or home loan, a participant may borrow up to the lesser of one-half of his or her vested account balances or the total of his or her pre-tax, match and roll-in contributions to the Plan, up to a maximum of $50,000. In no event may the aggregate amount of loans exceed $50,000. All loans will be repaid to the Plan in equal installments through payroll deductions over a period up to five years for general purpose and twenty years for home loans. Interest is charged at a reasonable rate, as determined by the Administrative Committee.

          Vickers reserves the right to amend, modify or terminate the Plan at any time.

NOTE 3 - BENEFITS

          A participant is entitled to the benefit provided by the contributions and income thereon (including realized and unrealized gains and losses) allocated to the participant's account.

          Upon termination of employment due to retirement, total and permanent disability or death, a participant or his or her spousal beneficiary will be entitled to receive distribution of the participant's entire account without regard to the Plan's vesting rules: (i) in one lump sum amount; or
(ii) in monthly installments of a fixed amount or over a specified period of time in an amount of at least $100 per month. Distribution payments to non-spousal beneficiaries will be made in a lump sum only. If the value of a participant's account is less than $3,500, the Plan Administrator will distribute the participant's entire interest in one lump sum payment.

          Withdrawals of pre-tax contributions and Vickers' profit-sharing and matching contributions during a participant's employment are not permitted prior to age 59-1/2, unless the participant can show financial hardship for which he or she has no other available resources. Such situations are limited to: (i) certain medical expenses; (ii) payment of tuition and related educational fees for post-secondary education for the next year; (iii) costs related to the purchase of a principal residence; or (iv) payments necessary to avoid eviction from, or a foreclosure on the mortgage of, the participant's principal residence.

The following is a reconciliation of net assets available for plan benefits shown in the financial statements to the amounts included in Form 5500:

                                                       December 31
                                                          1993
Net assets available for plan benefits
  per financial statements                             $136,583,840
Less:  Amount allocated to withdrawing participants         600,050
Net assets available for plan benefits
  per the Form 5500                                    $135,983,790
                                                        ===========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:
                                                          Year Ended
                                                       December 31, 1993
Benefits paid to participants per the financial
  statements                                              $  8,296,769
Add:  Amounts allocated to withdrawing participants
  at December 31, 1993                                         600,050
Benefits paid to participants per the Form 5500           $  8,896,819
                                                            ==========

Amounts allocated to withdrawing particpants are recorded on the Form 5500 for benefit claims that have been processed and approved prior to December 31 but not yet paid as of that date.

NOTE 4 - INCOME TAX STATUS

          The Plan has received a favorable determination letter from the Internal Revenue Service as to the tax qualified status of the Plan under
Section 401(a) of the Internal Revenue Code and is, therefore, not subject to Federal income tax. This letter does not express an opinion as to whether the Plan satisfies the provisions of the Tax Reform Act of 1986. Such a letter will be requested. Vickers believes that the Plan is in operational compliance with the Internal Revenue Code of 1986 and will remain qualified and exempt from Federal income taxes.

NOTE 5 - TAX EFFECTS ON PLAN PARTICIPANTS

          A proportionate amount of any withdrawal during employment from a participant's Plan account attributable to after-tax, voluntary contributions after 1986 will be treated as a distribution of earnings on such contributions, and the remaining amount of the withdrawal will be considered a return of the participant's after-tax, voluntary contributions. After-tax voluntary contributions made prior to 1987 may be withdrawn in whole or in part without their applicable earnings. The amount considered as a return of the participant's after-tax, voluntary contributions will not be subject to Federal income tax. However, the amount withdrawn that constitutes earnings on after-tax, voluntary contributions and any amount withdrawn during employment from a participant's Plan account attributable to pre-tax salary reduction contributions and Vickers' matching contributions will be subject to Federal income tax at ordinary income tax rates and may be subject to an additional excise tax, as described below.

          The amount of a distribution received in a lump sum equal to a participant's after-tax, voluntary contributions not previously withdrawn due to retirement, death, total and permanent disability, or termination of employment for any other reason is not subject to Federal income tax. The amount of the lump sum distribution in excess of a participant's after-tax, voluntary contributions not previously withdrawn is subject to Federal income tax at ordinary income tax rates. However, the taxable portion of a qualifying lump sum distribution may be eligible under certain circumstances for special ten-year or five-year averaging or capital gains treatment. Whether a lump sum distribution qualifies for special ten-year or five-year averaging or capital gains treatment depends upon, among other things, the participant's age, employment status, and dates of participation in the Plan. If a participant receives TRINOVA common stock as part of a lump sum distribution, the excess, if any, of the fair market value of the common stock over the cost of the common stock is not subject to Federal income tax at the time of distribution but generally will be subject to Federal income tax upon any subsequent disposition of the common stock. However, a participant may elect, on the tax return on which the distribution is required to be included, not to have such excess excluded from Federal income tax in the year of distribution, in which case the excess will be taxed in that year.

          If a distribution is made in installments, then the pro rata portion of each installment attributable to a participant's after-tax, voluntary contributions not previously withdrawn is not subject to Federal income tax, and the remaining portion is taxed at ordinary Federal income tax rates.

          Any lump sum distribution that a participant received from the Plan will generally be subject to mandatory tax withholding. The Plan will withhold 20 percent of the taxable part of the participant's distribution to pay federal income tax.

          Certain penalty taxes may be imposed on the taxable portion of a distribution or withdrawal from the Plan. The taxable portion of an in-service distribution made to a participant prior to age 59-1/2 will be subject to a 10 percent penalty tax unless certain exceptions apply. In addition, the taxable portion of a distribution or withdrawal from the Plan and from an individual retirement account (IRA) may be subject to a 15 percent excise tax to the extent they aggregate more than a certain amount during any year.

    Loans from the Plan are generally not considered a distribution or a withdrawal for Federal income tax purposes unless the participant terminates employment with an outstanding loan balance and fails to retire that balance in full within 90 days.

          A participant, under certain circumstances, may directly roll over amounts distributed from the Plan to another qualified plan or an individual retirement plan (IRA) and avoid mandatory federal withholding and penalty taxes.
          Participant contributions made on a pre-tax salary reduction basis are not taxed for Federal income tax purposes until actually distributed and are not considered wages for Federal income tax withholding purposes, but are considered wages for Federal Insurance Contributions Act (FICA) purposes.

          Participant after-tax, voluntary contributions are taxed for Federal income tax purposes when made, and are subject to withholding and FICA taxes at that time.

          Matching contributions and other employer contributions are not included in the participant's taxable wages for federal income tax purposes when paid to the Plan, and are not considered wages for federal income tax purposes or FICA purposes.

NOTE 6 - VALUE OF INTEREST IN MASTER TRUST

    The Plan's investments, except for loans, are held in safekeeping by The Northern Trust Company as Trustee under a Master Trust agreement. The Master Trust holds the investment assets for the Plan and other designated defined contribution plans of the Company, its parent TRINOVA and TRINOVA's other subsidiary. The following table presents the fair values of investments for the Master Trust at December 31, 1993 and 1992.


                                                     December 31
                                              1993                  1992


Investments at Fair Value:
    Fixed Income Fund                      $303,865,565          $305,179,819
    Vanguard Mutual Funds                    46,310,371            31,465,553
    Multi-Asset Funds                        46,920,647            34,861,689
    TRINOVA Stock Fund                       12,317,310             7,950,626
    Government Securities Fund                3,572,450             2,463,161
                                           $412,986,343          $381,920,848
                                            ===========           ===========

Net investment income of the Master Trust for each of the three years in the period ended December 31, 1993 is as follows:

                                           Year Ended December  31
                                         1993           1992          1991
Net investment income:
    Interest Earned                 $21,924,851   $23,821,843   $29,017,148
    Dividends Received                2,182,874     1,345,912       455,339
    Realized gains                    1,758,587     1,388,865     3,651,815
    Other - principally
     unrealized gains                10,234,251     2,922,290     3,212,516
                                    $36,100,563   $29,478,910   $36,336,516
                                     ==========    ==========   ==========

    At December 31, 1993 and 1992, the Plan's interest in the net assets of the Master Trust was approximately 29.5 percent and 31.8 percent, respectively. The Plan's interest in any one Master Trust fund does not correspond to the Plan's overall interest in the Master Trust as participants in each plan select their individual investment options. Investment income and administrative expenses related to the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan.

Fair values and cost of the Plan's interest in the net assets of the Master Trust at December 31, 1993 are as follows:

Description                            Fair Value                   Cost
FIXED INCOME FUND
 Aetna Life Insurance Contract
  expiring in 1994                     $2,812,995                $2,812,995
 American International
 Life Insurance Contract
  expiring in 1997                      5,676,421                 5,676,421
 Allstate Insurance Company
  expiring in 1998                      4,833,401                 4,833,401
 Allstate Insurance Company
  expiring in 1997                      1,806,137                 1,806,137
 Allstate Insurance Company
  expiring in 1998                      1,808,697                 1,808,697
 Bankers Trust Delaware
  expiring in 1996                      6,313,378                 6,313,378
 Bankers Trust Delaware
  expiring in 1996                      8,724,640                 8,724,640
 Citibank, N.A. Contract
  expiring in 1998                      5,594,882                 5,594,882
 Citibank, N.A. Contract
  expiring in 1998                      4,557,610                 4,557,610
 Executive Life Insurance Contract
  (In Rehabilitation) expired in 1991   1,141,909                 1,141,909
 Lotsoff Contract
  expiring in 1999                      4,600,689                 4,600,689
 Mass Mutual Insurance Contract
  expiring in 1994                        503,197                   503,197
 Metropolitan Life Insurance Contract
  expiring in 1994                        702,923                   702,923
 Metropolitan Life Insurance Contract
  expiring in 1995                      3,653,687                 3,653,687
 Metropolitan Life Insurance Contract
  expiring in 1995                      8,667,226                 8,667,226
 Metropolitan Life Insurance Contract
  expiring in 1996                      5,950,740                 5,950,740
 Mutual Benefit Life Insurance Contract
  (In Rehabilitation) expired in 1992     750,889                   750,889
 Mutual Benefit Life Insurance Contract
  (In Rehabilitation) expired in 1992      91,105                    91,105
 Mutual Benefit Life Insurance Contract
  (In Rehabilitation) expiring in 1994  1,054,375                 1,054,375
 Prudential Insurance Contract
  expiring in 1996                      6,327,629                 6,327,629
 Prudential Insurance Contract
  expiring in 1998                      3,489,683                 3,489,683
 Cash and cash equivalents              6,122,030                 6,122,030
 Interest receivable                        7,471                     7,471

                                       85,191,714                85,191,714

VANGUARD MUTUAL FUNDS
 Vanguard/Morgan Growth Fund
  (231,745.357 shares)                2,783,262                   2,883,021
 Vanguard Index Fund
  (249,462.056 shares)               10,933,922                  10,048,308
 Vanguard/Windsor II Fund
  (282,435.008 shares)                4,812,693                   4,576,411
 Vanguard International Growth Fund
  (289,740.728 shares)                3,914,397                   3,180,969
 Cash and cash equivalents               17,090                      17,090
 Interest Receivable                         87
                                     22,461,451                  20,705,799

MULTI-ASSET FUND
 Brinson Partners Multi-Asset Fund
  (32,004.189 shares)                16,838,787                  12,404,860
 Cash and cash equivalents              267,825                     267,825
 Interest receivable                        572                         572
                                     17,107,184                  12,673,257

TRINOVA STOCK FUND
 TRINOVA Corporation Common Stock
  (134,021 shares)                    4,204,268                   3,133,636
 Cash and cash equivalents               17,240                      17,240
 Interest receivable                         64                          64
                                      4,221,572                   3,150,940

GOVERNMENT SECURITIES FUND
 U.S. Government Agency Issues        2,074,841                   2,090,779
 Cash and cash equivalents               97,360                      97,360
 Interest receivable                     39,402                      39,402
                                      2,211,603                   2,227,541

          TOTALS                   $131,193,524                $123,949,251
                                    ===========                 ===========

    At December 31, 1993, the Fixed Income Fund of the Plan holds an investment in an Executive Life Insurance Company (Executive Life) guaranteed investment contract that was to have expired in 1991 in the amount of $1,141,909. In 1991, First Executive Corporation, the parent of Executive Life Insurance Company, filed for protection under Chapter 11 of the Federal Bankruptcy Code. State insurance regulators have taken control of Executive Life, as well as other investments of the parent. A Plan of Rehabilitation was filed on September 6, 1991 in the Superior Court of the State of California for the County of Los Angeles and was approved on August 31, 1993. The Plan became effective on September 3, 1993 and provides for a minimum of approximately 75 percent of the contract principal to be repaid after a minimum rehabilitation period of five years.

    Also, at December 31, 1993, the Fixed Income Fund of the Plan holds investments in Mutual Benefit Life Insurance Company (Mutual Benefit) guaranteed investment contracts totaling $1,896,369, of which $841,994 was to have expired in 1992. The New Jersey Insurance Department has taken control of Mutual Benefit. A Plan of Rehabilitation was filed on August 3, 1992, and amended on January 15, 1993, in the Superior Court of New Jersey. The Plan became effective on April 29, 1994 and provides for the contract principal to be repaid over a five-year period from 1999 through 2003. The repayment dates may be extended if warranted by Mutual Benefit's financial condition.

    While the ultimate outcome of these matters cannot now be predicted, management is of the opinion, based on the facts now known, that the ultimate loss, if any, in these matters will not be material to the Plan's net assets available for plan benefits.

   Description                                   Fair Value           Cost

   FIXED INCOME FUND
     Aetna Life Insurance Contract
      expiring in 1994                           $ 4,979,249      $ 4,979,249
     American Life Insurance Contract
       expiring in 1997                            5,816,679        5,816,679
     Bankers Trust Delaware
       expiring in 1996                            6,759,306        6,759,306
     Bankers Trust Delaware
       expiring in 1996                            9,357,849        9,357,849
     Canada Life Assurance Contract
       expiring in 1993                              167,640          167,640
     Citibank, N.A. Contract
       expiring in 1998                            5,816,379        5,816,379
     Executive Life Insurance Contract
        (In Rehabilitation) expired in 1991        1,319,663        1,319,663
     Mass Mutual Insurance Contract
       expiring in 1994                              503,197          503,197
     Metropolitan Life Insurance Contract
       expiring in 1993                            2,980,486        2,980,486
     Metropolitan Life Insurance Contract
       expiring in 1994                            1,508,556        1,508,556
     Metropolitan Life Insurance Contract
       expiring in 1995                            4,694,164        4,694,164
     Metropolitan Life Insurance Contract
       expiring in 1995                            9,415,518        9,415,518
     Metropolitan Life Insurance Contract
       expiring in 1996                            8,376,734        8,376,734
     Mutual Benefit Life Insurance Contract
       (In Rehabilitation) expired in 1992           728,725          728,725
     Mutual Benefit Life Insurance Contract
       (In Rehabilitation) expired in 1992            88,416           88,416
     Mutual Benefit Life Insurance Contract
       (In Rehabilitation) expiring in 1994        1,023,252        1,023,252
     Philadelphia Life Insurance Contract
       expiring in 1993                              412,025          412,025
     Prudential Insurance Contract
       expiring in 1996                            8,920,967        8,920,967
     Union Central Life Insurance Contract
       expiring in 1993                              700,884          700,884
     Cash and cash equivalents                     5,907,595        5,907,595
     Interest receivable                               6,062            6,062
                                                  79,483,346       79,483,346

   VANGUARD MUTUAL FUND
     Vanguard/Morgan Growth Fund
      (174,143.155 shares)                          2,202,911        2,152,483
     Vanguard Index Fund
      (220,605.276 shares)                          9,038,179        8,670,194
     Vanguard/Windsor II Fund
      (157,802.302 shares)                          2,510,635        2,420,831
     Vanguard International Growth Fund
      (121,716.729 shares)                          1,145,335        1,227,409
     Cash and cash equivalents                         18,535           18,535

                                                   14,915,595       14,489,452
   MULTI-ASSET FUND
     Brinson Partners Multi-Asset Fund
      (28,793.139 shares)                          13,505,393       10,298,294
     Cash and cash equivalents                        327,626          327,626
     Interest receivable                                 674               674
                                                   13,833,693       10,626,594

  TRINOVA STOCK FUND
     TRINOVA Corporation Common Stock
       (138,205 shares)                             2,954,132        3,129,864
     Cash and cash equivalents                         71,054           71,054
     Interest receivable                                   90               90
                                                    3,025,276        3,201,008

   GOVERNMENT SECURITIES FUND
     Corporate Bonds                                  125,725          121,147
     U.S. Government Agency Issues                  1,355,442        1,355,437
     Cash and cash equivalents                          3,479            3,479
     Interest receivable                               22,100           22,100

                                                    1,506,746        1,502,163

           TOTAL                                 $112,764,656     $109,302,563
                                                  ===========      ===========


NOTE 7 - CHANGES IN NET ASSETS BY INVESTMENT OPTION


                                             Fixed         Vanguard         Multi-         TRINOVA
                                             Income          Mutual         Asset           Stock
                                             Fund            Fund            Fund            Fund

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1992                      $78,970,304     $14,854,670    $13,743,638    $3,010,500

ADDITIONS
 Contributions
  Employees                                  5,079,428       2,425,627      1,497,855       241,717
  Employer                                   3,196,271       1,182,975        791,758       463,079
                                             8,275,699       3,608,602      2,289,613       704,796
Net investment income
  Interest earned                            5,993,399                          9,734         1,073
  Dividends received                                           888,057                       97,369
  Realized gain on sales
   of investments
     Aggregate proceeds                                        266,858        369,077     1,039,622
     Aggregate costs                                                          168,128       809,560
                                                               266,858        200,949       230,062

 Other - principally unrealized gains
   (losses) on investments                                   1,329,386      1,542,599     1,246,678
                                             5,993,399       2,484,301      1,753,282     1,575,182
                                            14,269,098       6,092,903      4,042,895     2,279,978
DEDUCTIONS
 Benefits paid to participants               5,711,426       1,058,461      1,099,824       195,390
 Investment management fees                                     23,961         97,073
 Other - principally net transfers
  among investment funds and net
  transfers to benefit plans
  of affiliated companies                    2,336,262      (2,596,300)      (517,548)      873,516
                                             8,047,688      (1,513,878)       679,349     1,068,906
NET ADDITIONS (DEDUCTIONS)                   6,221,410       7,606,781      3,363,546     1,211,072

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1993                      $85,191,714     $22,461,451    $17,107,184    $4,221,572
                                            ==========      ==========     ==========     =========


NOTE 7 - CHANGES IN NET ASSETS BY INVESTMENT OPTION (Continued)


                                          Government
                                          Securities                    Contribution
                                             Fund          Loans         Receivable       Total

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1992                     $1,504,769    $3,399,238       $1,877,754    $117,360,873

ADDITIONS
 Contributions
  Employees                                  546,224                        236,553      10,027,404
  Employer                                   269,326                       (270,533)      5,632,876
                                             815,550                        (33,980)     15,660,280

Net investment income
 Interest earned                             104,544       282,916                        6,391,666
 Dividends received                                                                         985,426
 Realized gain on sales
  of investment
     Aggregate proceeds                    7,802,081                                      9,477,638
     Aggregate costs                       7,757,502                                      8,735,190
                                              44,579                                        742,448
Other - principally unrealized gains
 (losses) on investments                     (24,110)                                     4,094,553
                                             125,013        282,916                      12,214,093
                                             940,563        282,916         (33,980)     27,874,373
DEDUCTIONS
 Benefits paid to participants               231,668                                      8,296,769
 Investment management fees                    2,367                                        123,401
 Other - principally net transfers
  among investment funds and net
  transfers to benefit plans
  of affiliated companies                       (306)       135,612                         231,236
                                             233,729        135,612                       8,651,406
NET ADDITIONS (DEDUCTIONS)                   706,834        147,304         (33,980)     19,222,967

NET ASSETS AVAILABLE FOR PLAN BENEFITS
  AT DECEMBER 31, 1993                    $2,211,603    $ 3,546,542     $ 1,843,774    $136,583,840
                                           =========    ==========      ==========     ===========



NOTE 7 - CHANGES IN NET ASSETS BY INVESTMENT OPTION (Continued)


                                              Fixed            Vanguard             Multi-      TRINOVA
                                              Income             Mutual              Asset       Stock
                                                Fund             Funds              Fund         Fund

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1991                        $78,014,727     $ 7,288,326       $ 9,121,745    $2,372,735

ADDITIONS
 Contributions
  Employees                                    5,680,998       2,151,107         1,459,082       303,800
  Employer                                     3,445,947       1,070,223           804,643       492,971
                                               9,126,945       3,221,330         2,263,725       796,771
 Net investment income
  Interest earned                              5,883,491           3,759            13,387         3,280
  Dividends received                                             500,515                          96,763

  Realized gains (losses) on sales
   of investments
    Aggregate proceeds                                         5,837,451           217,321       616,088
    Aggregate cost                                             5,330,310           169,018       626,764
                                                                 507,141            48,303       (10,676)
  Other - principally unrealized gains
   (losses) on investments                                       (88,079)        1,057,882       164,733
                                               5,883,491         923,336         1,119,572       254,100
                                              15,010,436       4,144,666         3,383,297     1,050,871
DEDUCTIONS
 Benefits paid to participants                 6,534,521         817,108           683,466       262,292
 Investment management fees                          350          18,675            64,017         6,527
 Other - principally net transfers
  among investment funds and net
  transfers to benefit plans
  of affiliated companies                      7,519,988      (4,257,461)       (1,986,079)      144,287
                                              14,054,859      (3,421,678)       (1,238,596)      413,106
NET ADDITIONS                                    955,577       7,566,344         4,621,893       637,765
NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1992                        $78,970,304     $14,854,670       $13,743,638    $3,010,500
                                              ==========      ==========        ==========     =========



NOTE 7 - CHANGES IN NET ASSETS BY INVESTMENT OPTION (Continued)


                                             Government
                                             Securities                        Contribution
                                                Fund            Loans           Receivable         Total

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1991                        $               $2,608,499        $1,845,065       $101,251,097

ADDITIONS
 Contributions
  Employees                                     457,653                           (135,570)        9,917,070
  Employer                                      243,819                            168,259         6,225,862
                                                701,472                             32,689        16,142,932
 Net investment income
  Interest earned                                57,483         287,717                            6,249,117
  Dividends received                                                                                 597,278
  Realized gains (losses) on sales
   of investments
    Aggregate proceeds                        2,594,695                                            9,265,555
    Aggregate cost                            2,589,933                                            8,716,025

                                                  4,762                                              549,530
  Other - principally unrealized gains
   (losses) on investments                        4,982                                            1,139,518
                                                 67,227         287,717                            8,535,443
                                                768,699         287,717            32,689         24,678,375
DEDUCTIONS
 Benefits paid to participants                   56,128                                            8,353,515
 Investment management fees                         789                                               90,358
 Other - principally net transfers
  among investment funds and net
  transfers to benefit plans
  of affiliated companies                      (792,987)       (503,022)                             124,726
                                               (736,070)       (503,022)                           8,568,599
NET ADDITIONS                                 1,504,769         790,739           32,689          16,109,776
NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1992                        $1,504,769      $3,399,238        $1,877,754       $117,360,873
                                             ==========      ==========        ===========      ============




NOTE 7 - CHANGES IN NET ASSETS BY INVESTMENT OPTION (Continued)


                                                                Fixed                             Multi-
                                              Clearing          Income           Index            Asset
                                              Account            Fund             Fund             Fund

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 30, 1990                        $               $72,298,939       $5,504,271       $7,080,547

ADDITIONS
 Contributions
  Employees                                   3,399,918        3,694,394          433,341          539,741
  Employer                                    2,816,104        1,820,928          186,987          260,984
                                              6,216,022        5,515,322          620,328          800,725
 Net investment income
  Interest earned                                53,964        6,425,439            6,474           11,059
  Dividends received                                                              119,448
  Realized gains (losses) on sales
   of investments
    Aggregate proceeds                                                           7,388,880       1,478,215
    Aggregate cost                                                               5,281,766       1,108,194
                                                                                 2,107,114         370,021
  Other - principally unrealized gains
   (losses) on investments
                                                                                  (557,933)      1,123,695
                                                 53,964        6,425,439         1,675,103       1,504,775
                                              6,269,986       11,940,761         2,295,431       2,305,500
DEDUCTIONS
 Benefits - paid to participants              6,633,164        3,562,325           152,949          59,792
 Investment management fees                                       42,668            18,782          50,129
 Other - principally net transfers among
  investment funds and net transfers to
  benefit plans of affliated companies         (363,178)       2,619,980           339,645         154,381
                                              6,269,986        6,224,973           511,376         264 302

NET ADDITIONS                                                  5,715,788         1,784,055       2,041,198
NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1991                        $              $ 78,014,727        $7,288,326      $9,121,745
                                              ==========     ===========         =========       =========



NOTE 7 - CHANGES IN NET ASSETS BY INVESTMENT OPTION (Continued)
1991 - Page 2


                                               TRINOVA
                                                Stock                          Contribution
                                                Fund            Loans           Receivable        Total

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 30, 1990                        $1,276,748      $                 $1,373,244       $ 87,533,749

ADDITIONS
 Contributions
  Employees                                     237,479                            348,302         8,653,175
  Employer                                      465,045                            123,519         5,673,567
                                                702,524                            471,821        14,326,742

 Net investment income
  Interest earned                                12,088         132,543                            6,641,566
  Dividends received                             65,967                                              185,415
  Realized gains (losses) on sales
   of investments
    Aggregate proceeds                          384,132                                            9,251,227
    Aggregate cost                              401,832                                            6,791,792
                                                (17,700)                                           2,459,435
  Other - principally unrealized gains
  (losses) on investments                       (18,857)                                             546,905
                                                 41,498         132,543                            9,833,321
                                                744,022         132,543           471,821         24,160,063
DEDUCTIONS
 Benefits - paid to participants                 69,569                                           10,477,799
 Investment management fees                       6,196                                             117,775
 Other - principally net transfers among
  investment funds and net transfers to
  benefit plans of affliated companies         (427,730)     (2,475,957)                           (152,859)
                                               (351,965)     (2,475,957)                          10,442,715
NET ADDITIONS                                 1,095,987       2,608,500           471,821         13,717,348

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1991                        $2,372,735      $2,608,500        $1,845,065       $101,251,097
                                              =========       =========         =========        ===========



NOTE 8 - VANGUARD MUTUAL

A summary of the activity within the separate Vanguard Mutual Fund options for the year ended December 31, 1993 is as follows:


                                          Morgan Growth       Index         Windsor          International
                                              Fund            Fund            Fund             Growth Fund

NET ASSETS AVAILABLE
 FOR PLANS BENEFITS
 AT DECEMBER 31, 1992                       2,202,911       9,038,179       2,510,635         1,145,335

Contributions and transfers
 from other investment options              1,214,827       3,485,472       1,795,325         1,077,255

Net investment income
 Dividends received                           318,245         282,376         256,104            31,332
 Realized gains                                24,896         184,436          43,380            14,146
 Unrealized gains/(losses)                   (150,187)        517,610         146,480           815,483
                                              192,954         984,422         445,964           860,961

Net Intra-Vanguard transfers                 (396,813)      (1,034,489)       429,451         1,001,851
                                            1,010,968       3,435,405       2,670,740         2,940,067

Benefit payments and transfers to
 other investment options                     426,995       1,526,507         364,113           168,388
 Expenses                                       3,623          13,155           4,568             2,615
                                              430,618       1,539,662         368,681          171,003

  NET ADDITIONS (DEDUCTIONS)                  580,350       1,895,743       2,302,059         2,769,064

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1993                       2,783,261       10,933,922      4,812,694         3,914,399
                                            =========       ==========      =========         =========


                                                     25-


NOTE 8 - VANGUARD MUTUAL FUND  (Continued)

                                                                                            Total
                                                      Trustee            Benefit           Vanguard
                                                    Cash Account         Payable            Option

NET ASSETS AVAILABLE
 FOR PLANS BENEFITS
 AT DECEMBER 31, 1992                                  18,536           (60,926)          14,854,670

Contributions and transfers
 from other investment options                                                             7,572,879

Net investment income
 Dividends received                                                                          888,057
 Realized gains                                                                              266,858
 Unrealized gains/(losses)                                                                  1,329,386
                                                                                           2,484,301

Net Intra-Vanguard transfers
                                                                                          10,057,180

Benefit payments and transfers to
 other investment options                               1,361              (60,926)        2,426,438
Expenses                                                                                      23,961
                                                        1,361              (60,926)        2,450,399

  NET ADDITIONS (DEDUCTIONS)                           (1,361)              60,926         7,606,781

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1993                                  17,175                    0        22,461,451
                                                    =========           ===========       ==========



NOTE 8 - VANGUARD MUTUAL FUND (Continued)


                                               Morgan
                                            International
                                             Growth Fund     Index Fund      Windsor II Fund     Growth Fund

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1991                        $               $7,287,650        $                $


  Contributions and transfers from
   other investment options                   1,600,985       6,081,338         1,648,392          949,130

  Net investment income
   Interest earned                                  506           1,348               383              369
   Dividends received                           113,535         257,734           104,544           24,702
   Realized gains/(losses)                       (7,877)        513,178            12,021          (10,181)
   Unrealized gains/(losses)                     50,428        (146,234)           89,802          (82,075)
                                                156,592         626,026           206,750          (67,185)

  Net Intra-Vanguard transfers                  749,642      (2,443,272)        1,177,446          516,184
                                              2,507,219       4,264,092         3,032,588        1,398,129

  Benefit payments and transfers to
   other investment options                     301,809       2,503,359           519,217          251,164
  Expenses                                        2,499          10,204             2,736            1,630
                                                304,308       2,513,563           521,953          252,794


NET ADDITIONS (DEDUCTIONS)                    2,202,911       1,750,529         2,510,635        1,145,335

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1992                        $2,202,911      $9,038,179        $2,510,635       $1,145,335
                                              =========       =========         =========        =========



NOTE 8 - VANGUARD MUTUAL FUND  (Continued)

                                                                                 Total
                                               Trustee         Benefits         Vanguard
                                             Cash Account      Payable         Mutual Fund

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1991                          $ 8,556         $(7,880)        $ 7,288,326

 Contributions and transfers from
  other investment options                      10,433                          10,290,278

 Net investment income
  Interest earned                                1,153                               3,759
  Dividends received                                                               500,515
  Realized gains/(losses)                                                          507,141
  Unrealized Gains/(losses)                                                        (88,079)
                                                 1,153                             923,336

 Net Intra-Vanguard transfers
                                                11,586                          11,213,614

 Benefit payments and transfers to
  other investment options                                      53,046           3,628,595
 Expenses                                        1,606                              18,675
                                                 1,606          53,046           3,647,270


NET ADDITIONS (DEDUCTIONS)                       9,980         (53,046)          7,566,344

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1992                          $18,536        ($60,926)        $14,854,670
                                               =======         =======         ===========
